
Riff
sparkling
get-it guava
Riff

Paul Evers · 2nd

RIFF Co-Founder & CEO

Bend, Oregon, United States · Contact info

500+ connections

Riff

California State University-Long Beach

Experience

CEO & Co-Founder
Riff
Jan 2017 – Present · 5 yrs 1 mo
Bend, Oregon Area

Co-Founder
Crux Fermentation Project
Dec 2011 – Present · 10 yrs 2 mos
50 SW Division Street, Bend, OR 97702

Partner
Crunchy Peanut Butter
Dec 2016 – Sep 2017 · 10 mos
Bend, Oregon Area

We have a specific passion for craft brands. We've helped several of them identify what sets them apart and helped them build significant brand equity through creative tactical execution. And, we know what it's like to be on your side of the table. With experience as Co-Founder and President of Crux Fermentation Project (a small brewery in Bend, Oregon), Pau ...see more

President / Chief Creative Director
tbd
1997 – Apr 2016 · 19 yrs

tbd space

Home | tbd

Co-Founder, Board Member, Lead Organizer
TEDxBend
May 2011 – Aug 2015 · 4 yrs 4 mos
Bend, Oregon

TEDxBend - Ideas Worth Spreading

TEDxBend

Show 5 more experiences

Education

California State University-Long Beach
Fine Arts
1979 – 1982

Studio Art Centers International
Fine Arts and Graphic Design
1984 – 1985